News Release
AMEX, TSX Symbol: NG

NovaGold’s Rock Creek Mine Permit Upheld by Appeals Court

January 4, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to announce that the United States Ninth Circuit Court of Appeals has ruled in NovaGold’s favor on all counts regarding an appeal challenging the Clean Water Act permit for NovaGold’s Rock Creek mine near Nome, Alaska. The Ninth Circuit Court affirmed the June 2007 decision of the United States District Court for Alaska dismissing the Bering Straits Citizens for Responsible Resource Development lawsuit. As a result of yesterday’s ruling, work at the mine under the Clean Water Act permit continues without interruption.

The Court’s decision acknowledges NovaGold’s commitment to operate its projects to the highest environmental and safety standards. As support for its decision, the Court specifically noted NovaGold’s substantial efforts to mitigate environmental damage from historical mining in the region and to minimize the environmental footprint of the project as much as possible. The Court also noted the Company’s efforts to create environmental enhancement projects such as improved fish and bird habitat, which will benefit the regional environment for years to come. The Court also recognized NovaGold’s extensive cooperation with the U.S. Army Corps of Engineers during the permitting process, its extraordinary efforts to understand (and thus avoid) the environmental impacts of the project, and its significant efforts to provide information to the public. Finally, the Court noted that the project as designed would bring significant environmental and economic benefits to the community of Nome.

At the Rock Creek mine, final stages of construction are being completed and testing of processing circuits is underway. Development of the open pit is ongoing, with ore being stockpiled for processing. With the completion of the tailings storage and process water recycle facilities, the main mill processing complex should be ready for commercial level production by the end of Q1-2008, with the objective to achieve full commercial production in Q2-2008. The Rock Creek operation is expected to produce 100,000 ounces of gold annually. Once in production, NovaGold expects to generate $25 to $30 million annually.

Further evaluation will continue at other nearby deposits including Saddle and Nome Gold, with the goal of extending the mine life and potentially increasing production levels for the Nome Operations. To that end, in 2007 NovaGold completed 10,220 meters of reverse circulation drilling focused on the exploration leases around the Rock Creek mine, including significant work on the Saddle deposit. Drilling around the pit margin at Rock Creek continues to show positive results indicating potential resource expansion. At Big Hurrah, an extensive soil sample program has identified at least three significant new gold-in-soil targets for further evaluation. The Nome district has historically produced over 5 million ounces of alluvial gold from shallow sand-and-gravel deposits. The Rock Creek and Big Hurrah deposits are the first modern, open-pit mines to be developed in this prolific gold district and management believes that additional exploration has excellent potential to identify new gold resources which may be processed through the Rock Creek mill.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the world-class Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for construction, production and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, cash flows, and operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227